UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                         MEMC Electronic Materials, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   552715 10 4
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                                 (CUSIP Number)

-------------------------------------------------------------------------------
                              Morton E. Grosz, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 408-5100
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                October 22, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP No. 552715 10 4                                      Page 2 of 37 Pages
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-------- ----------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


         VEBA Aktiengesellschaft
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                       (b)  |_|
-------- ----------------------------------------------------------------------
   3     SEC USE ONLY

-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
-------- ----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|
-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
-------- ----------------------------------------------------------------------
    NUMBER OF        7     SOLE VOTING POWER

     SHARES                21,490,942 shares of Common Stock, par value $.01 per
                           share, of the Issuer ("Common Stock"), see Item 5,
                           Interest in Securities of the Issuer; does not
                           include shares of Common Stock which may be acquired
                           pursuant to the transactions described in Item 4,
                           Purpose of Transaction
                   ------- ----------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               - 0 -
                   ------- ----------------------------------------------------
      EACH           9     SOLE DISPOSITIVE POWER

    REPORTING              21,490,942 shares of Common Stock, see Item 5,
                           Interest in Securities of the Issuer; does not
                           include shares of Common Stock which may be acquired
                           pursuant to the transactions described in Item 4,
                           Purpose of Transaction
                   ------- ----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
     PERSON
                           - 0 -
      WITH
-------- ----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,490,942 shares of Common Stock, see Item 5, Interest in Securities of the Issuer; does not include shares of Common Stock which may be acquired pursuant to the transactions described in Item 4, Purpose of Transaction
-------- ----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|
-------- ----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         53.1%  See Item 5, Interest in Securities of the Issuer
-------- ----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         HC, CO
-------- ----------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
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CUSIP No. 552715 10 4                                      Page 3 of 37 Pages
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-------- ----------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


         VEBA Corporation   74-2183834
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                       (b)  |_|
-------- ----------------------------------------------------------------------
   3      SEC USE ONLY

-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC, AF
-------- ----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|
-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------- ----------------------------------------------------------------------
    NUMBER OF        7     SOLE VOTING POWER

     SHARES                21,490,942 shares of Common Stock, par value $.01 per
                           share, of the Issuer ("Common Stock"), see Item 5,
                           Interest in Securities of the Issuer; does not
                           include shares of Common Stock which may be acquired
                           pursuant to the transactions described in Item 4,
                           Purpose of Transaction
                   ------- ----------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               -  0 -
                   ------- ----------------------------------------------------
      EACH           9     SOLE DISPOSITIVE POWER

    REPORTING              21,490,942 shares of Common Stock, see Item 5,
                           Interest in Securities of the Issuer; does not
                           include shares of Common Stock which may be acquired
                           pursuant to the transactions described in Item 4,
                           Purpose of Transaction
                   ------- ----------------------------------------------------
     PERSON          10    SHARED DISPOSITIVE POWER

      WITH                 - 0 -
-------- ----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,490,942 shares of Common Stock, see Item 5, Interest in Securities of the Issuer; does not include shares of Common Stock which may be acquired pursuant to the transactions described in Item 4, Purpose of Transaction
-------- ----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    |_|
-------- ----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         53.1%  See Item 5, Interest in Securities of the Issuer
-------- ----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         HC, CO
-------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
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CUSIP No. 552715 10 4                                      Page 4 of 37 Pages
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Item 1.  Security and Issuer.

         This statement relates to shares of common stock, par value $0.01 per share (the "Common Stock") of MEMC Electronic Materials, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 501 Pearl Drive, St. Peters, Missouri 63376.

Item 2.  Identity and Background

         (a) This statement is filed jointly by VEBA Aktiengesellschaft, a German corporation ("VEBA AG"), and VEBA Corporation, a Delaware corporation and a direct and indirect, wholly-owned subsidiary of VEBA AG ("VEBA Corporation", and together with VEBA AG, the "Reporting Persons"). The Reporting Persons are filing this statement jointly pursuant to a Joint Filing Agreement attached hereto as Exhibit 1.

         (b) The address of VEBA AG's principal office is Bennigsenplatz 1, 40474 Dusseldorf, Germany. The address of VEBA Corporation's principal office is 605 Third Avenue, New York, New York 10158. The name, business address and principal occupation of each of the directors and executive officers of each of VEBA AG and VEBA Corporation are set forth on Schedule I hereto and incorporated by reference herein.

                                  SCHEDULE 13D
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CUSIP No. 552715 10 4                                      Page 5 of 37 Pages
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         (c) The  principal  business of VEBA AG is to be a  management  holding company for one of the largest industrial groups in Germany on the basis of market capitalization at year-end 1997. VEBA AG is organized into six separate
business  divisions:  electricity,   chemicals,  oil,  real  estate  management,
distribution/logistics, and telecommunications. The principal business of VEBA Corporation is to be a holding company for VEBA AG's interests in the United States.

         (d) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the executive officers or directors of any of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the executive officers or directors of any of the Reporting Persons, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                  SCHEDULE 13D
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CUSIP No. 552715 10 4                                      Page 6 of 37 Pages
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         (f) Each of the executive officers and directors of each of VEBA AG and
VEBA Corporation is a citizen of the country specified in Schedule I hereto and incorporated by reference herein.

Item 3.  Source and Amount of Funds or Other Consideration.

         The source and, as more fully described in Item 4 below, the amount of funds used by VEBA Corporation in connection with the transactions described herein will be provided from the working capital of VEBA Corporation and/or from intercompany loan arrangements between VEBA AG and VEBA Corporation. It is expected that VEBA AG and VEBA Corporation will enter into a long-term credit agreement (the "Credit Agreement") prior to the actual purchase by VEBA Corporation of the shares of Common Stock pursuant to the Purchase Agreement and the Standby Agreement described in Item 4 below. The Credit Agreement is expected to be on such terms and subject to such conditions as are customary for intercompany loan arrangements between VEBA AG and its operating subsidiaries.

         The source and, as more fully described in Item 4 below, the amount of funds used by VEBA AG in connection with the transactions described herein will be provided from the working capital of VEBA AG.

                                  SCHEDULE 13D
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CUSIP No. 552715 10 4                                      Page 7 of 37 Pages
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Item 4.  Purpose of Transaction.

         Pursuant to the Purchase Agreement, dated as of October 22, 1998 (the "Purchase Agreement"), between VEBA Corporation and the Company, VEBA Corporation agreed, subject to the satisfaction or waiver of various conditions set forth in the Purchase Agreement, to purchase for a per share purchase price equal to the volume weighted average trading price of the Common Stock for a specified five day consecutive trading day period (the "Per Share Purchase Price") a number of shares of Common Stock approximately equal to 106,100,000 divided by the Per Share Purchase Price. The purpose of entering into the Purchase Agreement is to assist the Company in meeting certain financial needs arising before completion of the Rights Offering (described below).

         On October 22, 1998, the Company filed with the Securities and Exchange Commission a Registration Statement on Form S-3 (the "Form S-3") relating to a distribution on a pro rata basis to all stockholders of the Company (other than VEBA Corporation) of rights which entitle the holders thereof to purchase one share of Common Stock for each right as well as additional shares of Common Stock to the extent that other rights holders do not exercise their rights (the "Rights Offering"). In the Rights Offering, the Company will issue for the same Per Share Purchase Price to be paid

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 552715 10 4                                      Page 8 of 37 Pages
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by VEBA  Corporation  under the Purchase  Agreement a number of shares of Common
Stock approximately equal to 93,900,000 divided by the Per Share Purchase Price. The purpose of the Rights Offering is to allow all stockholders of the Company (other than VEBA Corporation) to restore their proportionate interest in the Company at the same price per share previously offered to VEBA Corporation under the Purchase Agreement.

         In connection with the Rights Offering, VEBA Corporation and the Company entered into the Standby Agreement, dated as of October 22, 1998 (the "Standby Agreement"), pursuant to which VEBA Corporation has agreed, subject to the satisfaction or waiver of various conditions set forth in the Standby Agreement, to purchase all shares of Common Stock not otherwise subscribed for by other stockholders in the Rights Offering. The purpose of entering into the Standby Agreement is to assist the Company in raising an aggregate amount of approximately $93,900,000, to the extent that rights are not exercised in the Rights Offering.

         In connection with the execution of the Purchase Agreement and the Standby Agreement, VEBA Corporation and the Company intend to enter into an amendment (the "Amendment") to the Registration Rights Agreement dated as of July 12, 1995 between Huls Corporation and the Company

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 552715 10 4                                      Page 9 of 37 Pages
-------------------------------------------------------------------------------


(the "Registration Rights Agreement"). The purpose of entering into the Amendment is to reflect the change of record ownership of the shares of common stock of the Company reported herein (the "MEMC Shares") as a result of the merger described in Item 5(a) below and to include in the definition of "Registrable Stock" in the Registration Rights Agreement, and extend the benefits of the Registration Rights Agreement to, (i) all shares of Common Stock to be acquired by VEBA Corporation as a result of the transactions contemplated by the Purchase Agreement and the Standby Agreement and (ii) any shares of Common Stock acquired by VEBA Corporation or VEBA AG and any of its direct or indirect subsidiaries after the date of the Purchase Agreement and the Standby Agreement.

         Pursuant to the Registration Rights Agreement, VEBA Corporation has the right to demand registration under the Securities Act of 1933 (as amended, the "Securities Act") of any or all of the Registrable Stock (as defined in the Registration Rights Agreement). The demand rights must be exercised for at least 25% of the Registrable Stock. The Company may be required to effect up to three such demand registrations. VEBA Corporation will bear the expenses of any such demand registration. The Company is not obligated to take any action to register the Registrable Stock: (i) during the period starting 30 days prior to the estimated date of filing of, and ending 90 days after the

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 552715 10 4                                      Page 10 of 37 Pages
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effective date of, any other  registration  statement filed by the Company under the Securities Act; (ii) more than once during any six-month period; and (iii) for up to 90 days after a request from VEBA Corporation if one of the Company's officers certifies that the Company's Board of Directors has determined that such registration would interfere with a material transaction then being pursued by the Company. In addition, except in certain circumstances and subject to certain limitations, if the Company proposes to register any shares of Common Stock under the Securities Act, VEBA Corporation will be entitled to require the Company to include all or a portion of the Registrable Stock in such registration. The expenses of any such "piggyback" registration, other than underwriting discounts and commissions relating to the Registrable Stock to be sold by VEBA Corporation, shall be borne by the Company.

         In connection with any registration statement filed pursuant to the Registration Rights Agreement, the Company has agreed to indemnify VEBA Corporation and its transferees and assignees and any underwriter against certain liabilities, including liabilities under the Securities Act.

         The preceding summary of certain provisions of the Purchase Agreement, the Standby Agreement and the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the full

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 552715 10 4                                      Page 11 of 37 Pages
-------------------------------------------------------------------------------


text of such agreements, copies of which are filed as Exhibits 2-4 hereto, respectively, and which are incorporated herein by reference.

         VEBA AG has indirectly owned the MEMC Shares continuously for more than nine years and has not decreased its equity investment in the Company. VEBA
Corporation currently owns the MEMC Shares and will own additional shares of Common Stock as a result of the transactions contemplated by the Purchase Agreement and the Standby Agreement and upon exercise of any rights purchased by VEBA Corporation on the New York Stock Exchange during the Rights Offering. VEBA Corporation is owned by VEBA AG (approximately 50.1%), Huls AG (approximately 39.5%), and Stinnes AG (approximately 10.4%). Each of Huls AG and Stinnes AG are wholly-owned by VEBA AG.

         Depending upon the business affairs of the Company, market and general economic conditions, the availability of Common Stock at favorable prices, alternative investment opportunities available to the Reporting Persons, the strategic value to the Reporting Persons of the Common Stock or control of the Company and other factors deemed relevant by the Reporting Persons, in addition to the Common Stock acquired as a result of the transactions described above, the Reporting Persons may acquire, or acquire rights to acquire, additional shares of Common Stock or other

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 552715 10 4                                      Page 12 of 37 Pages
-------------------------------------------------------------------------------


securities of the Company by means of open market purchases, brokerage transactions, privately negotiated transactions, tender offer, or otherwise. The Reporting Persons may also propose a business combination, merger, tender offer or other form of transaction involving the Company.

         Alternatively, the Reporting Persons may retain their existing shares of Common Stock or dispose of some or all of their shares of Common Stock in the open market, in privately negotiated transactions or otherwise, depending upon market conditions and other factors. In addition, VEBA Corporation may transfer all or a portion of the Common Stock that it owns to VEBA AG and/or its subsidiaries.

         The foregoing represents a range of possible activities the Reporting Persons currently may take with respect to the Common Stock. It should be noted, however, that the possible activities of the Reporting Persons are subject to change at any time.

         Except as described herein, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 552715 10 4                                      Page 13 of 37 Pages
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future propose that the Company take one or more of such actions.

Item 5.  Interest in the Securities of the Issuer.

         (a) VEBA Corporation is the record owner of 21,490,942 shares of the Common Stock as a result of the merger of Huls Corporation, the former owner and wholly-owned subsidiary of VEBA Corporation, with and into VEBA Corporation on September 30, 1998. Such shares constitute approximately 53.1% of the total number of outstanding shares of the Common Stock (based on the number of shares of Common Stock reported as outstanding in the Form S-3) and do not include the shares of Common Stock to be acquired pursuant to the Purchase Agreement and possibly the Standby Agreement described in Item 4 above.

         Except as set forth below, no executive officer or director of any of the Reporting Persons is the beneficial owner of any shares of the Common Stock:

         Dr. Erhard Meyer-Galow, Member of the Board of Management of VEBA AG, Chairman of the Board of Stinnes AG and a director of the Company, is the owner of 12,000 shares of Common Stock and has the right to acquire 700 shares of Common Stock pursuant to vested options. Mr. Joern Stuehmeier, Vice President-Finance of VEBA Corporation and President of Fidelia Corporation, is the owner, jointly with

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 552715 10 4                                      Page 14 of 37 Pages
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his wife,  of 2,500  shares of Common  Stock.  Neither Dr.  Meyer-Galow  nor Mr.
Stuehmeier beneficially owns one percent or more of the total number of outstanding shares of the Common Stock (based on the number of shares Common Stock reported outstanding in the Form S-3).

         (b)  VEBA  AG,  acting  through  its  wholly-owned  subsidiaries,  VEBA
Corporation, Stinnes AG, and Huls AG, indirectly has sole power to vote or direct the vote, and to dispose or to direct the disposition of the shares of the Common Stock beneficially owned by VEBA AG. As a result, VEBA AG may be deemed to beneficially own the shares of the Common Stock owned of record by VEBA Corporation.

         Dr. Meyer-Galow has sole power to vote or direct the vote, and to dispose or direct the disposition of 12,700 shares of Common Stock of the Company.

         Mr. Stuehmeier has shared power to vote or direct the vote, and to dispose or direct the disposition of 2,500 shares of Common Stock of the Company which he owns jointly with his wife.

         (c) Except as  described  in Item 4 above and the merger  described  in
Item 5(a) above, there have not been any transactions in the Common Stock effected by or for the account of any of the Reporting Persons or any executive

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 552715 10 4                                      Page 15 of 37 Pages
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officer or director of any of the Reporting Persons during the past 60 days.

         (d) Except as stated in this Item 5, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 4 above for a description of the Purchase Agreement, the Standby Agreement and the Registration Rights Agreement, copies of which are filed as Exhibits 2-4 hereto, respectively, and which are incorporated herein by reference.

         The Company and VEBA AG and its affiliates have amended, effective as of September 1, 1998, their existing credit agreements (the "Amended Credit Agreements") to, among other things, extend the maturity dates of outstanding loans to the Company that mature prior to January 1, 2001 until their respective maturity date anniversaries in 2001, and increase the interest rates payable by the Company on all of the Company's existing debt to VEBA AG and its affiliates. The increased interest rates reflect the longer

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 552715 10 4                                      Page 16 of 37 Pages
-------------------------------------------------------------------------------


maturities and are priced at interest rate spreads applicable to an average industrial borrower at a specified credit rating. The interest rates payable on the loans that are extended until 2001 will be adjusted at the time of extension to reflect the then-current interest rate spreads applicable to an average industrial borrower at a specified credit rating.

         The Amended Credit Agreements provide that if VEBA AG and its affiliates own less than a majority of the outstanding Common Stock on and after January 1, 2001, then the interest rates payable by the Company will be the higher of (a) the interest rate currently set forth in each such loan agreement or (b) an interest rate determined as of the change of control date for an average industrial borrower at a specified credit rating based on the remaining term of each such loan agreement. In addition, in such event the Company will become subject to certain affirmative covenants set forth in the Amended Credit Agreements.

         The annual commitment fee payable by the Company on the undrawn portion of loans pursuant to the Amended Credit Agreements is 1/4 of one percent. Additionally, the Amended Credit Agreements require the Company, subject to certain exceptions in the ordinary course of the Company's business, to not allow any encumbrances, such as mortgages and security interests, to be placed on its assets.

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 552715 10 4                                      Page 17 of 37 Pages
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         Pursuant to the Revolving Credit  Agreement,  dated as of September 23,
1998 (the "Revolving Credit Agreement"), by and between the Company and VEBA AG, VEBA AG has agreed to provide $100 million of additional debt financing to the Company on a revolving basis at interest rate spreads applicable to an average industrial borrower at a specified credit rating. The other terms of the
Revolving   Credit  Agreement  are  similar  to  those  of  the  Amended  Credit
Agreements.

         The preceding summary of certain provisions of the Amended Credit Agreements and the Revolving Credit Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 5-25 hereto, respectively, and which are incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

    Exhibit 1.     Joint Filing Agreement, dated as of
                   October 30, 1998 between VEBA AG
                   and VEBA Corporation.

    Exhibit 2.     Purchase Agreement dated as of
                   October 22, 1998 by and among the
                   Company and VEBA Corporation.

    Exhibit 3.     Standby Agreement dated as of
                   October 22, 1998 by and among the
                   Company and VEBA Corporation.

    Exhibit 4.     Registration Rights Agreement, dated
                   July 12, 1995, between the Company and
                   Huls Corporation is incorporated herein
                   by reference to Exhibit 10-l to the

                                  SCHEDULE 13D
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CUSIP No. 552715 10 4                                      Page 18 of 37 Pages
-------------------------------------------------------------------------------


                   Company's Report on Form 10-K for the Year ended December 31, 1995.

    Exhibit 5. Second Amendment to Credit Agreement effective as of September 1, 1998, between the Company and Huls AG is incorporated herein by reference to Exhibit 10-gg(2) to the Company's Current Report on Form 8-K dated October 22, 1998.

    Exhibit 6. First Amendment to Credit Agreement effective as of September 1, 1998, between the Company and Huls AG is incorporated herein by reference to Exhibit 10-qq(1) to the Company's Current Report on Form 8-K dated October 22, 1998.

    Exhibit 7. First Amendment to Credit Agreement effective as of September 1, 1998, between the Company and Huls AG is incorporated herein by reference to Exhibit 10-rr(1) to the Company's Current Report on Form 8-K dated October 22, 1998.

    Exhibit 8. First Amendment to Credit Agreement effective as of September 1, 1998, between the Company and Huls AG is incorporated herein by reference to Exhibit 10-ss(1) to the Company's Current Report on Form 8-K dated October 22, 1998.

    Exhibit 9. First Amendment to Credit Agreement effective as of September 1, 1998, between the Company and Huls AG is incorporated herein by reference to Exhibit 10-tt(1) to the Company's Current Report on Form 8-K dated October 22, 1998.

    Exhibit 10. First Amendment to Credit Agreement effective as of September 1, 1998, between the Company and Huls AG is incorporated herein by reference to Exhibit 10-ccc(1) to the Company's Current Report on Form 8-K dated October 22, 1998.

    Exhibit 11.    First Amendment to Credit Agreement
                   effective as of September 1, 1998,

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 552715 10 4                                      Page 19 of 37 Pages
-------------------------------------------------------------------------------


                   between the Company and Huls AG is incorporated herein by reference to Exhibit 10-ddd(1) to the Company's Current Report on Form 8-K dated October 22, 1998.

    Exhibit 12. First Amendment to Credit Agreement effective as of September 1, 1998, between the Company and Huls AG is incorporated herein by reference to Exhibit 10-eee(1) to the Company's Current Report on Form 8-K dated October 22, 1998.

    Exhibit 13.    Second Amendment to Revolving Credit
                   Agreement effective as of September 1, 1998, between the Company and Huls AG is incorporated herein by reference to Exhibit
                   10-ii(2) to the Company's Current Report on
                   Form 8-K dated October 22, 1998.

    Exhibit 14.    First Amendment to Credit Agreement
                   effective as of September 1, 1998, between the Company and Huls Corporation is incorporated herein by reference to Exhibit
                   10-cc(1) to the Company's Current Report on
                   Form 8-K dated October 22, 1998.

    Exhibit 15.    First Amendment to Credit Agreement
                   effective as of September 1, 1998, between the Company and Huls Corporation is incorporated herein by reference to Exhibit
                   10-dd(1) to the Company's Current Report on
                   Form 8-K dated October 22, 1998.

    Exhibit 16.    First Amendment to Credit Agreement
                   effective as of September 1, 1998, between the Company and Huls Corporation is incorporated herein by reference to Exhibit
                   10-ee(1) to the Company's Current Report on
                   Form 8-K dated October 22, 1998.

    Exhibit 17.    First Amendment to Credit Agreement
                   effective as of September 1, 1998, between the Company and Huls Corporation is incorporated herein by reference to Exhibit
                   10-ff(1) to the Company's Current Report on
                   Form 8-K dated October 22, 1998.

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 552715 10 4                                      Page 20 of 37 Pages
-------------------------------------------------------------------------------


    Exhibit 18.    First Amendment to Credit Agreement
                   effective as of September 1, 1998, between the Company and Huls Corporation is incorporated herein by reference to Exhibit
                   10-hh(1) to the Company's Current Report on
                   Form 8-K dated October 22, 1998.

    Exhibit 19.    First Amendment to Credit Agreement
                   effective as of September 1, 1998, between the Company and Huls Corporation is incorporated herein by reference to Exhibit
                   10-xxx(1) to the Company's Current Report on
                   Form 8-K dated October 22, 1998.

    Exhibit 20.    First Amendment to Overnight Loan
                   Agreement effective as of September 1, 1998, between the Company and Huls Corporation is incorporated herein by reference to Exhibit 10-fff(1) to the Company's Current Report on Form 8-K dated October 22, 1998.

    Exhibit 21.    First Amendment to Credit Agreement
                   effective as of September 1, 1998, between the Company and Huls Corporation is incorporated herein by reference to Exhibit
                   10-jjj(1) to the Company's Current Report on
                   Form 8-K dated October 22, 1998.

    Exhibit 22.    First Amendment to Credit Agreement
                   effective as of September 1, 1998, between the Company and Huls Corporation is incorporated herein by reference to Exhibit
                   10-kkk(1) to the Company's Current Report on
                   Form 8-K dated October 22, 1998.

    Exhibit 23.    First Amendment to Credit Agreement
                   effective as of September 1, 1998, between the Company and Huls Corporation is incorporated herein by reference to Exhibit
                   10-lll(1) to the Company's Current Report on
                   Form 8-K dated October 22, 1998.

    Exhibit 24.    First Amendment to Credit Agreement
                   effective as of September 1, 1998, between the Company and Huls Corporation is incorporated herein by reference to Exhibit
                   10-mmm(1) to the Company's

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 552715 10 4                                      Page 21 of 37 Pages
-------------------------------------------------------------------------------


                   Current Report on Form 8-K dated October
                   22, 1998.

    Exhibit 25. Revolving Credit Agreement dated as of September 23, 1998 between the Company Electronic Materials, Inc. and VEBA AG, in the amount of US$100,000,000 incorporated herein by reference to Exhibit 10-zzz to the Company's Current Report on Form 8-K dated October 22, 1998.

    Exhibit 26.    Credit Agreement dated as of July 10,
                   1995, between the Company and Huls
                   Corporation is incorporated herein by
                   reference to Exhibit 10-jj to the Company's
                   Report on Form 10-Q for the Quarter ended
                   June 30, 1995.

    Exhibit 27.    Credit Agreement dated as of July 10,
                   1995, between the Company and Huls
                   Corporation is incorporated herein by
                   reference to Exhibit 10-kk to the Company's
                   Report on Form 10-Q for the Quarter ended
                   June 30, 1995.

    Exhibit 28.    Credit Agreement dated as of July 10,
                   1995, between the Company and Huls
                   Corporation is incorporated herein by
                   reference to Exhibit 10-ll to the Company's
                   Report on Form 10-Q for the Quarter ended
                   June 30, 1995.

    Exhibit 29.    Credit Agreement dated as of July 10,
                   1995, between the Company and Huls
                   Corporation is incorporated herein by
                   reference to Exhibit 10-mm to the Company's
                   Report on Form 10-Q for the Quarter ended
                   June 30, 1995.

    Exhibit 30.    Credit Agreement dated as of July 10,
                   1995, between the Company and Huls AG is incorporated herein by reference to Exhibit 10-oo to the Company's Report on Form 10-Q for the Quarter ended June 30, 1995.

    Exhibit 31. Credit Agreement dated as of June 26, 1997, between the Company and Huls Corporation is incorporated herein by reference to Exhibit qqq to the Company's Report on Form 10-Q for the Quarter ended June 30, 1997.

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 552715 10 4                                      Page 22 of 37 Pages
-------------------------------------------------------------------------------


    Exhibit 32. Credit Agreement dated as of June 26, 1997, between the Company and Huls Corporation is incorporated herein by reference to Exhibit rrr to the Company's Report on Form 10-Q for the Quarter ended June 30, 1997.

    Exhibit 33. Credit Agreement dated as of June 26, 1997, between the Company and Huls Corporation is incorporated herein by reference to Exhibit sss to the Company's Report on Form 10-Q for the Quarter ended June 30, 1997.

    Exhibit 34. Credit Agreement dated as of June 26, 1997, between the Company and Huls Corporation is incorporated herein by reference to Exhibit ttt to the Company's Report on Form 10-Q for the Quarter ended June 30, 1997.

    Exhibit 35.    Overnight Loan Agreement dated as of
                   October 31, 1997, between the Company and
                   Huls Corporation is incorporated herein by reference to Exhibit 10-fff to the Company's Report on Form 10-K/A for the Year ended December 31, 1997.

    Exhibit 36.    Loan Agreement dated as of June 30,
                   1998, between the Company and Huls
                   Corporation is incorporated herein by
                   reference to Exhibit 10-xxx to the Company's
                   Report on Form 10-Q for the Quarter ended
                   June 30, 1998.

    Exhibit 37.    Credit Agreement dated as of July 10,
                   1995, between the Company and Huls AG is incorporated herein by reference to Exhibit 10-nn to the Company's Report on Form 10-Q for the Quarter ended June 30, 1995.

    Exhibit 38.    First Amendment to Credit Agreement
                   dated as of July 1, 1998, between the
                   Company and Huls AG is incorporated herein by reference to Exhibit 10-gg(1) to the Company's Report on Form 10-Q for the Quarter ended June 30, 1998.

    Exhibit 39.    Credit Agreement dated as of April 1,
                   1996, between the Company and Huls AG is incorporated herein by reference to Exhibit
                   10-eee to the Company's Report

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 552715 10 4                                      Page 23 of 37 Pages
-------------------------------------------------------------------------------


                   on Form 10-K/A for the Year ended
                   December 31, 1997.

    Exhibit 40. Credit Agreement dated as of December 1, 1996, between the Company and Huls AG is incorporated herein by reference to Exhibit 10-ccc to the Company's Report on Form 10-K/A for the Year ended December 31, 1997.

    Exhibit 41. Credit Agreement dated as of December 1, 1996, between the Company and Huls AG is incorporated herein by reference to Exhibit 10-ddd to the Company's Report on Form 10-K/A for the Year ended December 31, 1997.

    Exhibit 42.    Credit Agreement dated as of December
                   22, 1995, between the Company and Huls AG is incorporated herein by reference to Exhibit
                   10-aaa to the Company's Report on Form 10-K for the Year ended December 31, 1995.

    Exhibit 43.    Credit Agreement dated as of December
                   22, 1995, between the Company and Huls AG is incorporated herein by reference to Exhibit
                   10-bbb to the Company's Report on Form 10-K for the Year ended December 31, 1995.

    Exhibit 44.    Credit Agreement dated as of December
                   22, 1995, between the Company and Huls AG is incorporated herein by reference to Exhibit
                   10-ccc to the Company's Report on Form 10-K for the Year ended December 31, 1995.

    Exhibit 45.    Credit Agreement dated as of December
                   22, 1995, between the Company and Huls AG is incorporated herein by reference to Exhibit
                   10-ddd to the Company's Report on Form 10-K for the Year ended December 31, 1995.

    Exhibit 46.    Revolving Credit Agreement dated as of
                   July 10, 1995, between the Company and Huls
                   AG is incorporated herein by reference to
                   Exhibit 10-pp to the Company's Report on
                   Form 10-Q for the Quarter ended June 30,
                   1995.

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 552715 10 4                                      Page 24 of 37 Pages
-------------------------------------------------------------------------------


    Exhibit 47.    First Amendment to Loan Agreement dated
                   as of March 4, 1998, between the Company and Huls AG is incorporated herein by reference to Exhibit 10-ii(1) to the Company's Report on Form 10-Q for the Quarter ended June 30, 1998.

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 552715 10 4                                      Page 25 of 37 Pages
-------------------------------------------------------------------------------

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and the best of my knowledge and belief, the undersigned certify that the information set forth in the statement is true, complete and correct.

Date:  October 30, 1998                    VEBA Aktiengesellschaft



                                           By:  /s/  Hans Michael Gaul
                                              ------------------------------
                                              Name:  Dr. Hans Michael Gaul
                                              Title:  Chief Financial Officer



                                           By:  /s/  Rolf Pohlig
                                              ------------------------------
                                              Name:  Dr. Rolf Pohlig
                                              Title:  Executive Vice President



Date:  October 30, 1998                    VEBA Corporation



                                           By:  /s/ Heinz H. Puetthoff
                                              ------------------------------
                                              Name:  H. H. Puetthoff
                                              Title:  President

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 552715 10 4                                      Page 26 of 37 Pages
-------------------------------------------------------------------------------


                                   SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF

                                     VEBA AG

         The name, business address, present principal occupation or employment and citizenship, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of VEBA AG is set forth below.



                                               Principal Occupation,
                                               if other than as
Name and Business         Position with        Executive Officer of     Citizen-
Address                   VEBA AG              VEBA AG                  ship
---------------------     ----------------     --------------------     --------
Hermann Josef Strenger    Member of the         Chairman of the          German
Vorsitzender des          Supervisory Board,    Supervisory Board,
Aufsichtsrates VEBA AG    Chairman              Bayer AG, Leverkusen
Kaiser-Wilhelm-Alee,
Gebaude Q 26
51368 Leverkusen

Hubertus Schmoldt         Member of the         Chairman of the Board    German
Vorsitzender der          Supervisory Board,    of Management,
IG BERGBAU, CHEMIE,       Deputy Chairman       Industriegewerkschaft
ENERGIE                                         Bergbau, Chemie,
Konigsworther Platz 6                           Energie
30167 Hannover

Ralf Blauth               Member of the         Industrial Clerk         German
HULS AG                   Supervisory Board     (Industriekaufmann)
Paul-Baumann-StraBe 1
45764 Marl

Dr. Rolf-E. Breuer        Member of the         Spokesperson of the      German
Sprecher des Vorstandes   Supervisory Board     Board of Management,
DEUTSCHE BANK AG                                Deutsche Bank AG
Taunusanlage 12
60325 Frankfurt

Dr. Gerhard Cromme        Member of the         Chairman of the Board    German
Vorsitzender des          Supervisory Board     of Management, Fried.
Vorstandes                                      Krupp AG Hoesch-Krupp
FRIED, KRUPP AG
HOESCH-KRUPP
Altendorfer StraBe 103
45143 Essen

Rainer Ducker             Member of the         Power plant worker       German
PREUSSENELEKTRA AG        Supervisory Board
TresckowstraBe 5
30457 Hannover
und:
PREUSSENELEKTRA AG
Betriebsstelle Lubeck
Bargerbruck 4
23617 Stockelsdorf

Henner Hecht-Wieber       Member of the         Electrician              German
Raab Karcher              Supervisory Board
Tankstellentechnik
Niederlassung Dusseldorf
Ronsdorfer StraBe 96
40233 Dusseldorf

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 552715 10 4                                      Page 27 of 37 Pages
-------------------------------------------------------------------------------


                                               Principal Occupation,
                                               if other than as
Name and Business         Position with        Executive Officer of     Citizen-
Address                   VEBA AG              VEBA AG                  ship
---------------------     ----------------     --------------------     --------
Wolf-Rudiger Hinrichsen   Member of the        M.A. Economics            German
VEBA AG                   Supervisory Board    (Diplom-Volkswirt)
Volks-und
Energiewirtschaft
Bennigsenplatz 1
40474 Dusseldorf

Ulrich Hocker             Member of the        Managing Director,        German
Hauptgeschaftsfuhrer      Supervisory Board    Deutsche
Deutsche Schutzvereinigung                     Schutzvereinigung fur
fur Wertpapierbesitz e.V.                      Wertpapierbesitz e. V.
HumboldtstraBe 9
40237 Dusseldorf

Postfach 14 02 43
40072 Dusseldorf

Dr. h.c. Andre Leysen     Member of the        Chairman of the          Belgian
Vorsitzender des          Supervisory Board    Administrative Board,
Verwaltungsrates                               Gevaert N.V.
der GEVAERT N.V.
Septestraat 27
B-2640 Mortsel

Dr. Klaus Liesen          Member of the        Chairman of the           German
Vorsitzender des          Supervisory Board    Supervisory Board,
Aufsichtsrates                                 Ruhrgas AG
der RUHRGAS AG
HuttropstraBe 60
45138 Essen

Herbert Mai               Member of the        Chairman,                 German
Vorsitzender der          Supervisory Board    Gewerkschaft
Gewerkschaft OTV                               Offentliche Dienste,
Theodor-Heuss-StraBe 2                         Transport und Verkehr
70174 Stuttgart

Dagobert Millinghaus      Member of the        Accounting                German
BRENNTAG AG               Supervisory Board    and Administration
Humboldtring 15
45472 Mulheim/Ruhr

Margret Monig-Raane       Member of the        1st Chairman,             German
Vorsitzender der          Supervisory Board    Gewerkschaft Handel
Gewerkschaft                                   Banken Versicherungen
Handel, Banken und
Versicherungen
KanzlerstraBe 8
40472 Dusseldorf

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 552715 10 4                                      Page 28 of 37 Pages
-------------------------------------------------------------------------------


                                               Principal Occupation,
                                               if other than as
Name and Business         Position with        Executive Officer of     Citizen-
Address                   VEBA AG              VEBA AG                  ship
---------------------     ----------------     --------------------     --------

Dr. Henning Schulte-      Member of the        Chairman of the Board     German
Noelle                    Supervisory Board    of Management,
Vorsitzender des                               Allianz AG
Vorstandes
der ALLIANZ AG
KoniginstraBe 28
80802 Munchen

Morris Tabaksblat         Member of the        Chairman, Unilever         Dutch
Chairman & CEO            Supervisory Board    N.V.
Unilever NV
Weena 455
NL-3013 AL Rotterdam

P.O. Box 760
NL-3000 Rotterdam

Kurt F. Viermetz          Member of the        Non-Executive             German
Non-Executive Director    Supervisory Board    Director, J.P. Morgan
J.P. MORGAN & CO.                              & Co., Inc.
INCORPORATED
23 Wall Street (30/15 B)
New York, N.Y. 10260-0023
U.S.A.

uber J.P. MORGAN GmbH,
Frankfurt:
BorsenstraBe 2-4
60313 Frankfurt/Main

Dr. Bernd Voss            Member of the        Member of the Board       German
Mitglied des Vorstandes   Supervisory Board    of Management,
DRESDNER BANK AG                               Dresdner Bank AG
Jurgen-Ponto-Platz 1
60329 Frankfurt/Main

Dr. Peter Weber           Member of the        [Director of the          German
HULS AG                   Supervisory Board    Legal Department,
Bau 1047                                       Huls AG]
Paul-Baumann-StraBe 1
45764 Marl

Kurt Weslowski            Member of the        Chemical Worker           German
VEBA OEL AG               Supervisory Board
Werk Scholven
Pawiker StraBe 30
45896 Gelsenkirchen

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 552715 10 4                                      Page 29 of 37 Pages
-------------------------------------------------------------------------------


                                               Principal Occupation,
                                               if other than as
Name and Business         Position with        Executive Officer of     Citizen-
Address                   VEBA AG              VEBA AG                  ship
---------------------     ----------------     --------------------     --------
Ulrich Hartmann*          Member of the Board                            German
                          of Management,
                          Chairman and Chief
                          Executive Officer

Alain D. Bandle*          Member of the Board                             Swiss
                          of Management,
                          Telecommunications

Gunther Beuth*            Member of the        Chairman of the Board     German
                          Board of Management  of Management of Raab
                                               Karcher AG-VEBA
                                               Immobilien Management

Wilhelm Bonse-Geuking*    Member of the        Chairman of the Board     German
                          Board of Management  of Management of VEBA
                                               Oel AG

Dr. Hans Michael Gaul*    Member of the Board                            German
                          of Management;
                          Chief Financial
                          Officer

Dr. Hans-Dieter Harig*    Member of the        Chairman of the Board     German
                          Board of Management  of Management of
                                               PreussenElektra AG

Dr. Manfred Kruper*       Member of the Board                            German
                          of Management;
                          Group Resource
                          Management

Helmut Mamsch*            Member of the Board                            German
                          of Management,
                          Group Strategic
                          Development

Dr. Erhard Meyer-Galow*   Member of the        Chairman of the Board     German
                          Board of Management  of Management of
                                               Stinnes AG

*  The business address of each of these persons is:
VEBA Aktiengesellschaft, Bennigsenplatz 1, 40474 Dusseldorf, Germany.

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 552715 10 4                                      Page 30 of 37 Pages
-------------------------------------------------------------------------------


                      DIRECTORS AND EXECUTIVE OFFICERS OF

                                VEBA CORPORATION

         The name, business address, present principal occupation or employment and citizenship, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of VEBA Corporation is set forth below.


                                               Principal Occupation,
                                               if other than as
Name and Business         Position with        Executive Officer of     Citizen-
Address                   VEBA Corporation     VEBA Corporation         ship
---------------------     ----------------     --------------------     --------

Helmut Mamsch**           Director             Member of Board of        German
                                               Management of VEBA AG

Ulrich Hartmann**         Director             Chairman of Board of      German
                                               Management of VEBA AG

Dr. Hans Michael Gaul**   Director             Member of Board of        German
                                               Management of VEBA AG;
                                               Chief Financial
                                               Officer, VEBA AG

Dr. Erhard Meyer-Galow**  Director             Member of Board of        German
                                               Management of VEBA AG;
                                               Chairman of Board
                                               of Management of
                                               Stinnes AG

Dr. Heinz-Helmer          Director, President                            German
Puetthoff**

A. Paul Brandimarte,      Director, Vice                                 USA
Jr.**                     President, General
                          Counsel and
                          Secretary

Joseph J. Supp**          Vice President-Tax                             USA

Joern Stuehmeier**        Vice President-      President, Fidelia        German
                          Finance              Corporation,
                                               Wilmington, Delaware

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 552715 10 4                                      Page 31 of 37 Pages
-------------------------------------------------------------------------------


                                               Principal Occupation,
                                               if other than as
Name and Business         Position with        Executive Officer of     Citizen-
Address                   VEBA Corporation     VEBA Corporation         ship
---------------------     ----------------     --------------------     --------

James N. Balch**          Controller                                    USA

**  The business address of each of these persons is:
VEBA Corporation, 605 Third Avenue, New York, NY 10158.

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 552715 10 4                                      Page 32 of 37 Pages
-------------------------------------------------------------------------------


                                  EXHIBIT INDEX

    Exhibit 1. Joint Filing Agreement, dated as of October 30, 1998 between VEBA AG and VEBA Corporation.

    Exhibit 2. Purchase Agreement dated as of October 22, 1998 by and among the Company and VEBA Corporation.

    Exhibit 3. Standby Agreement dated as of October 22, 1998 by and among the Company and VEBA Corporation.

    Exhibit 4. Registration Rights Agreement, dated July 12, 1995, between the Company and Huls Corporation is incorporated herein by reference to Exhibit 10-l to the Company's Report on Form 10-K for the Year ended December 31, 1995.

    Exhibit 5. Second Amendment to Credit Agreement effective as of September 1, 1998, between the Company and Huls AG is incorporated herein by reference to Exhibit 10-gg(2) to the Company's Current Report on Form 8-K dated October 22, 1998.

    Exhibit 6. First Amendment to Credit Agreement effective as of September 1, 1998, between the Company and Huls AG is incorporated herein by reference to Exhibit 10-qq(1) to the Company's Current Report on Form 8-K dated October 22, 1998.

    Exhibit 7. First Amendment to Credit Agreement effective as of September 1, 1998, between the Company and Huls AG is incorporated herein by reference to Exhibit 10-rr(1) to the Company's Current Report on Form 8-K dated October 22, 1998.

    Exhibit 8. First Amendment to Credit Agreement effective as of September 1, 1998, between the Company and Huls AG is incorporated herein by reference to Exhibit 10-ss(1) to the Company's Current Report on Form 8-K dated October 22, 1998.

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 552715 10 4                                      Page 33 of 37 Pages
-------------------------------------------------------------------------------

    Exhibit 9. First Amendment to Credit Agreement effective as of September 1, 1998, between the Company and Huls AG is incorporated herein by reference to Exhibit 10-tt(1) to the Company's Current Report on Form 8-K dated October 22, 1998.

    Exhibit 10. First Amendment to Credit Agreement effective as of September 1, 1998, between the Company and Huls AG is incorporated herein by reference to Exhibit 10-ccc(1) to the Company's Current Report on Form 8-K dated October 22, 1998.

    Exhibit 11. First Amendment to Credit Agreement effective as of September 1, 1998, between the Company and Huls AG is incorporated herein by reference to Exhibit 10-ddd(1) to the Company's Current Report on Form 8-K dated October 22, 1998.

    Exhibit 12. First Amendment to Credit Agreement effective as of September 1, 1998, between the Company and Huls AG is incorporated herein by reference to Exhibit 10-eee(1) to the Company's Current Report on Form 8-K dated October 22, 1998.

    Exhibit 13. Second Amendment to Revolving Credit Agreement effective as of September 1, 1998, between the Company and Huls AG is incorporated herein by reference to Exhibit 10-ii(2) to the Company's Current Report on Form 8-K dated October 22, 1998.

    Exhibit 14. First Amendment to Credit Agreement effective as of September 1, 1998, between the Company and Huls Corporation is incorporated herein by reference to Exhibit 10-cc(1) to the Company's Current Report on Form 8-K dated October 22, 1998.

    Exhibit 15. First Amendment to Credit Agreement effective as of September 1, 1998, between the Company and Huls Corporation is incorporated herein by reference to Exhibit 10-dd(1) to the Company's Current Report on Form 8-K dated October 22, 1998.

    Exhibit 16. First Amendment to Credit Agreement effective as of September 1, 1998, between the Company and Huls Corporation is incorporated herein by reference to Exhibit 10-ee(1) to the

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 552715 10 4                                      Page 34 of 37 Pages
-------------------------------------------------------------------------------


                    Company's  Current  Report on Form 8-K dated October 22,
                    1998.

    Exhibit 17. First Amendment to Credit Agreement effective as of September 1, 1998, between the Company and Huls Corporation is incorporated herein by reference to Exhibit 10-ff(1) to the Company's Current Report on Form 8-K dated October 22, 1998.

    Exhibit 18. First Amendment to Credit Agreement effective as of September 1, 1998, between the Company and Huls Corporation is incorporated herein by reference to Exhibit 10-hh(1) to the Company's Current Report on Form 8-K dated October 22, 1998.

    Exhibit 19. First Amendment to Credit Agreement effective as of September 1, 1998, between the Company and Huls Corporation is incorporated herein by reference to Exhibit 10-xxx(1) to the Company's Current Report on Form 8-K dated October 22, 1998.

    Exhibit 20.     First Amendment to Overnight Loan Agreement effective as
                    of September 1, 1998, between the Company and Huls Corporation is incorporated herein by reference to Exhibit 10-fff(1) to the Company's Current Report on Form 8-K dated October 22, 1998.

    Exhibit 21. First Amendment to Credit Agreement effective as of September 1, 1998, between the Company and Huls Corporation is incorporated herein by reference to Exhibit 10-jjj(1) to the Company's Current Report on Form 8-K dated October 22, 1998.

    Exhibit 22. First Amendment to Credit Agreement effective as of September 1, 1998, between the Company and Huls Corporation is incorporated herein by reference to Exhibit 10-kkk(1) to the Company's Current Report on Form 8-K dated October 22, 1998.

    Exhibit 23. First Amendment to Credit Agreement effective as of September 1, 1998, between the Company and Huls Corporation is incorporated herein by reference to Exhibit 10-lll(1) to the Company's Current Report on Form 8-K dated October 22, 1998.


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                                  SCHEDULE 13D
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CUSIP No. 552715 10 4                                      Page 35 of 37 Pages
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    Exhibit 24.     First  Amendment  to Credit  Agreement  effective as of
                    September 1, 1998, between the Company and Huls Corporation is incorporated herein by reference to Exhibit 10-mmm(1) to the Company's Current Report on Form 8-K dated October 22, 1998.

    Exhibit 25.     Revolving  Credit  Agreement  dated as of September 23,
                    1998 between the Company Electronic Materials, Inc. and VEBA AG, in the amount of US$100,000,000 incorporated herein by reference to Exhibit 10-zzz to the Company's Current Report on Form 8-K dated October 22, 1998.

    Exhibit 26. Credit Agreement dated as of July 10, 1995, between the Company and Huls Corporation is incorporated herein by reference to Exhibit 10-jj to the Company's Report on Form 10-Q for the Quarter ended June 30, 1995.

    Exhibit 27. Credit Agreement dated as of July 10, 1995, between the Company and Huls Corporation is incorporated herein by reference to Exhibit 10-kk to the Company's Report on Form 10-Q for the Quarter ended June 30, 1995.

    Exhibit 28. Credit Agreement dated as of July 10, 1995, between the Company and Huls Corporation is incorporated herein by reference to Exhibit 10-ll to the Company's Report on Form 10-Q for the Quarter ended June 30, 1995.

    Exhibit 29. Credit Agreement dated as of July 10, 1995, between the Company and Huls Corporation is incorporated herein by reference to Exhibit 10-mm to the Company's Report on Form 10-Q for the Quarter ended June 30, 1995.

    Exhibit 30. Credit Agreement dated as of July 10, 1995, between the Company and Huls AG is incorporated herein by reference to
                    Exhibit 10-oo to the Company's Report on Form 10-Q for the Quarter ended June 30, 1995.

    Exhibit 31. Credit Agreement dated as of June 26, 1997, between the Company and Huls Corporation is incorporated herein by reference to Exhibit qqq to the Company's Report on Form 10-Q for the Quarter ended June 30, 1997.

    Exhibit 32. Credit Agreement dated as of June 26, 1997, between the Company and Huls Corporation is

                                  SCHEDULE 13D
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CUSIP No. 552715 10 4                                      Page 36 of 37 Pages
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                    incorporated  herein  by reference  to Exhibit rrr to the
                    Company's Report on Form 10-Q for the Quarter ended June 30, 1997.

    Exhibit 33. Credit Agreement dated as of June 26, 1997, between the Company and Huls Corporation is incorporated herein by reference to Exhibit sss to the Company's Report on Form 10-Q for the Quarter ended June 30, 1997.

    Exhibit 34. Credit Agreement dated as of June 26, 1997, between the Company and Huls Corporation is incorporated herein by reference to Exhibit ttt to the Company's Report on Form 10-Q for the Quarter ended June 30, 1997.

    Exhibit 35. Overnight Loan Agreement dated as of October 31, 1997, between the Company and Huls Corporation is incorporated herein by reference to Exhibit 10-fff to the Company's Report on Form 10-K/A for the Year ended December 31, 1997.

    Exhibit 36. Loan Agreement dated as of June 30, 1998, between the Company and Huls Corporation is incorporated herein by reference to Exhibit 10-xxx to the Company's Report on Form 10-Q for the Quarter ended June 30, 1998.

    Exhibit 37. Credit Agreement dated as of July 10, 1995, between the Company and Huls AG is incorporated herein by reference to
                    Exhibit 10-nn to the Company's Report on Form 10-Q for the Quarter ended June 30, 1995.

    Exhibit 38. First Amendment to Credit Agreement dated as of July 1, 1998, between the Company and Huls AG is incorporated herein by reference to Exhibit 10-gg(1) to the Company's Report on Form 10-Q for the Quarter ended June 30, 1998.

    Exhibit 39. Credit Agreement dated as of April 1, 1996, between the Company and Huls AG is incorporated herein by reference to
                    Exhibit 10-eee to the Company's Report on Form 10-K/A for the Year ended December 31, 1997.

    Exhibit 40. Credit Agreement dated as of December 1, 1996, between the Company and Huls AG is incorporated herein by reference to Exhibit

                                  SCHEDULE 13D
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CUSIP No. 552715 10 4                                      Page 37 of 37 Pages
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                    10-ccc to the Company's Report on Form 10-K/A for the Year
                    ended December 31, 1997.

    Exhibit 41. Credit Agreement dated as of December 1, 1996, between the Company and Huls AG is incorporated herein by reference to Exhibit 10-ddd to the Company's Report on Form 10-K/A for the Year ended December 31, 1997.

    Exhibit 42. Credit Agreement dated as of December 22, 1995, between the Company and Huls AG is incorporated herein by reference to Exhibit 10-aaa to the Company's Report on Form 10-K for the Year ended December 31, 1995.

    Exhibit 43. Credit Agreement dated as of December 22, 1995, between the Company and Huls AG is incorporated herein by reference to Exhibit 10-bbb to the Company's Report on Form 10-K for the Year ended December 31, 1995.

    Exhibit 44. Credit Agreement dated as of December 22, 1995, between the Company and Huls AG is incorporated herein by reference to Exhibit 10-ccc to the Company's Report on Form 10-K for the Year ended December 31, 1995.

    Exhibit 45. Credit Agreement dated as of December 22, 1995, between the Company and Huls AG is incorporated herein by reference to Exhibit 10-ddd to the Company's Report on Form 10-K for the Year ended December 31, 1995.

    Exhibit 46. Revolving Credit Agreement dated as of July 10, 1995, between the Company and Huls AG is incorporated herein by reference to Exhibit 10-pp to the Company's Report on Form 10-Q for the Quarter ended June 30, 1995.

    Exhibit 47. First Amendment to Loan Agreement dated as of March 4, 1998, between the Company and Huls AG is incorporated herein by reference to Exhibit 10-ii(1) to the Company's Report on Form 10-Q for the Quarter ended June 30, 1998.